UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date of Report: September 2021
Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

On August 31, 2021, Maxeon Solar Technologies Ltd. (“we”, “us” or the “Company”) held our Annual General Meeting of Shareholders (the “Annual General Meeting”). At the Annual General Meeting, our shareholders voted on seven proposals, each of which is described in more detail in our Notice of Annual General Meeting of Shareholders provided to our shareholders. This Notice of Annual General Meeting of Shareholders was also attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that we furnished to the Securities and Exchange Commission on August 10, 2021.

Based on the presence by proxy of holders of our outstanding ordinary shares constituting a quorum, each of the following proposals was duly approved and/or ratified:

•Proposal 1: To receive and adopt the Directors’ Statement and Audited Financial Statements for the financial period ended 3 January 2021 and the Auditor’s Report thereon.

•Proposal 2: To elect Mr. Steven Robert Leonard as a Director pursuant to Regulation 94 of the Constitution of the Company.

•Proposal 3: To approve Mr. Steven Robert Leonard’s Directors' annual fees of US$300,000 to be paid pro rata on a quarterly basis, based on the Company’s Outside Director Compensation Policy.

•Proposal 4: To re-appoint Ernst & Young LLP as auditors of the Company and to authorize the Audit Committee of the board of directors to fix their remuneration.

•Proposal 5: To approve the Directors of the Company to issue shares pursuant to Section 161 of the Companies Act, Cap. 50.

•Proposal 6: To approve the renewal of the FPTC Share Buyback Mandate (as defined in the Notice of Annual General Meeting of Shareholders).

•Proposal 7: To approve the renewal of the MLI Share Buyback Mandate (as defined in the Notice of Annual General Meeting of Shareholders).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

September 7, 2021	By:	/s/ Kai Strohbecke
Kai Strohbecke
Chief Financial Officer